

March 23, 2021

Daniel Shribman
Chief Executive Officer and Chief Financial Officer
B. Riley Principal 250 Merger Corp.
299 Park Avenue
21st Floor
New York, NY 10171

> **Re: B. Riley Principal 250 Merger Corp.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2021**
> **File No. 333-253464**

Dear Mr. Shribman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 24, 2021

Summary, page 1

1. Please balance the statement on page 4 that "[w]e believe that this structure aligns the incentives of these officers and directors with the interests of our stockholders" to also state that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

<u>The Offering</u>
<u>Founder shares, page 13</u>

2.	State here the number of founder shares sold and the price paid on a per share basis.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance